June 7, 2011

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”)

Filed February 28, 2011

Forms 8-K Filed January 25, 2011, March 17, 2011 and April 20, 2011

File No. 1-9853

Dear Ms. Collins:

In connection with your letter dated May 25, 2011 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 30

1.	We acknowledge your response to prior comment 1; however, we continue to believe that you should provide enhanced disclosures to explain in greater detail the relationship between the foreign operating pre-tax income and your effective tax rates. Further, such disclosures seem more relevant due to the recent uncertainty associated with the economic conditions and events in Ireland and Europe. You should provide an analysis of possible outcomes or implications on your operations including your effective tax rates as the various jurisdictions address such conditions and events. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. In addition, consider providing disclosures to separately discuss the changes in the amount of your pretax earnings reported from foreign operations as compared to domestic operations.

Response:

We advise the Staff that the relationship between our foreign operating pre-tax income and our effective tax rates, as well as changes in the amount of pre-tax earnings reported from foreign operations as compared to domestic operations, are discussed on page 30 of EMC’s 2010 Form 10-K (under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations). We disclose that the effective tax rate is based upon the composition of income in different countries, along with other factors. We also disclose that our aggregate income tax rate in foreign jurisdictions is substantially lower than our income tax rate in the United States. This rate differential is included on page 71 of EMC’s 2010 Form 10-K within a separate line item of the rate reconciliation table (within Note K. Income Taxes).

We believe one can determine that increases or decreases in the international share of profitability result in decreases or increases in the effective tax rate (assuming all else remains constant). To provide greater emphasis on the risk that the effective tax rate is impacted by the distribution of profitability among jurisdictions, we will include the following language in our Management’s Discussion and Analysis in future filings: “Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates.”

In light of the relevance of the economic conditions in Europe, including Ireland, we will disclose within the income tax footnote in our future filings that substantially all of our income before income taxes from foreign operations has been earned by our Irish subsidiaries. We acknowledge that there has been speculation in recent months that Ireland, related to its European Union bailout package, may be pressured by other member states to increase its statutory tax rate above 12.5%. However, Ireland’s Minister of Finance recently reaffirmed their government’s commitment to the 12.5% rate, stating that “[the] 12.5% rate of corporation tax is here to stay and is central to our industrial policy and is an integral part of our international brand”. Given our significant investment in Ireland we will continue to monitor the developments concerning the European financial crisis in order to assess its impact on our effective tax rate and profitability. Should a change to a statutory tax rate or some other change in Irish tax legislation become more likely, we would disclose the expected effect of that change to our results of operations or financial condition, if material. Additionally, we reiterate that there were no changes in Irish corporate taxation that merited disclosure under Item 303(a)(3)(i) of Regulation S-K or Section III.B of SEC Release 33-8350.

As previously noted in our response to prior comment 7 in our response letter to you dated May 2, 2011, we will separately disclose the pre-tax earnings from both domestic and foreign operations in our future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 49

2.	Considering the significance of your product revenues earned through indirect channels, revise your future filings to include a discussion of your revenue recognition policy as it relates to your reseller transactions, including your accounting for the related rebates, as indicated in your response to prior comment 6.

Response:

In response to the Staff’s comment, we will revise our future filings to add language related to our revenue recognition policy for product revenues earned through indirect channels to our revenue recognition policy disclosures.

Form 8-K filed January 25, 2011 and April 20, 2011

3.	We continue to believe that the proposed revision to your non-GAAP operating statement columnar format appearing in your response to comment 8 conveys undue prominence to a statement based on non-GAAP information. As previously noted, as a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G. Please revise accordingly.

Response:

We respectfully submit that we do not intend to convey undue prominence to such non-GAAP information provided in our proposed revision but acknowledge the Staff’s continued comment. In future filings, we will present only individual non-GAAP line items in compliance with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

Form 8-K filed March 17, 2011

4.	Please update us as to the status of the cyber attack mounted against RSA. In this regard, you indicated in the March 17, 2011 Form 8-K that based on what you knew at such time, the company did not believe such matter will have a material impact on your financial results. Please tell us if you still believe that to be true. In addition, you indicated that the company took a variety of “aggressive measures” against the threat to protect your business, including further hardening your IT infrastructure. Tell us what other measures, if any, you have taken and tell us how the costs incurred to implement such measures impacted your first quarter results of operations. In addition, tell us how you considered including a discussion of this attack in your March 31, 2011 Form 10-Q.

Response:

Additional measures we took against the threat to protect our business, in addition to further hardening our IT infrastructure, included increasing our focus on security for social media applications, enforcing strong password and pin policies and re-educating our employees on the importance of avoiding suspicious emails and other methods of social engineering attacks. The costs incurred to implement the measures we took did not have a material impact on our first quarter results of operations.

We considered a discussion of the cyber attack targeting RSA in our March 31, 2011 Form 10-Q and included such discussion in the Results of Operations section of our Management’s Discussion and Analysis (in the Revenues and Gross Margins subsections on pages 23 and 25, respectively). We determined, based on the information we had as of May 5, 2011 (the date of our filing) that further discussion of the matter was not required, as the matter did not have a material impact on our financial results for the first quarter of 2011. We will continue to assess whether the cyber attack mounted against RSA has an impact on our financial results and will include a discussion of such impact as appropriate in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7015.

Sincerely,

/s/ Denis Cashman

Denis Cashman
Chief Accounting Officer and
Chief Operating Officer, Finance